Exhibit 99.2

Fourth Quarter and 2008 Results Hydrogenics Corporation Hydrogen Energy Storage and Power Systems

Safe Harbor Statement Certain statements contained in the slides captioned “2008 - A Year of Success”, “OnSite Generation”, “Power Systems”, and “Investment Thesis” constitute forward-looking statements and are statements concerning our objectives and strategies and management’s beliefs, plans, and estimates and intentions about our achievements, future results, goals, levels of activity, performance, and other future events. We believe the expectations reflected in our forward-looking statements are reasonable, although we cannot guarantee achievements, future results, levels of activity, performance, or other future events. These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including risks related to our ability to successfully execute our business plan, which includes an increase in revenue and obtaining additional capital; our liquidity; our operating results; our revenue growth; our industry; our technology and products. You should not place undue reliance on these forward-looking statements. Investors are encouraged to review the section captioned “Risk Factors” in our regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect our future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this presentation, and we undertake no obligation to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this presentation, unless otherwise required by law. The forward-looking statements contained in this presentation are expressly qualified by this cautionary statement. 2

Business Update 3

2008: A Year of Success Implemented windup of Test Systems business Excluding Test Systems, we achieved improved operating results as follows: Increased revenues 43% versus 2007 Streamlined operations – 50% staff reduction OnSite Generation posted segment income of $2.1 million Energy storage strategy in place and expected to benefit from global incentive schemes Power Systems business continues to gain traction with OEMs 4

OnSite Generation HySTAT™-A Hydrogen Station Revenues grew 59% in 2008 Expanded in emerging growth markets including China, Moldova, Russia, South Africa, Turkey and Ukraine Improved gross margin to 22.2% in 2008 from 3.1% in 2007 Well positioned for additional utility upgrades even with industrial slowdown Leading supplier to top utilities and OEMs globally 5 $100 2008 Industrial 0-100 Nm3/h Industrial 100-300 Nm3/h $250 $150 2010 Onsite Generation Total Addressable Market ($M)

Power Systems Delivered first orders to CommScope and Concurrent Technologies Expanded lift truck power deliveries Currently poised for additional bus applications across the US and Europe Expected to benefit from industry incentives in 2009 and beyond 6

Renewable Energy Storage Applications Awarded several multi-million dollar projects in 2008, including orders for leading North American utilities Enabling remote communities to use 100% renewable energy from fluctuating sources through energy storage Confirmed the economic value proposition based on the delivered cost of diesel fuel to remote communities Significant power opportunities worldwide – an estimated 5,000 to 10,000 communities use off-grid power Grid optimization / peaking power represents a projected $50 - $100+ billion market 7

2009 Business Strategy We have more work to be done Increase scale and efficiency of electrolyzers Enter new markets and drive further adoption Further reduce overhead, raise additional capital and focus on path to profitability Continue to advance fuel cell technology and performance improvement 8

Financial Update 9

Notes Revenues were $8.9 million for the fourth quarter of 2008. Excluding Test Systems, revenues increased 9% from the comparable period in 2007. Revenues Revenues Three months ended December 31, 2008 $M $M Revenues by Business Unit 11.1 8.9 9% 10 0 2 4 6 8 10 12 2007 2008 Test Systems Power Systems OnSite Generation 0 2 4 6 8 10 OnSite Generation Power Systems Test Systems 6.3 1.8 3.0 8.1 0.8 0.0 07 08

Revenues Revenues Year ended December 31, 2008 $M $M 43% Revenues by Business Unit 38.0 39.3 Notes Revenues were $39.3 million for the year ended December 31, 2008. Excluding Test Systems, revenues increased 43% from the comparable period in 2007. 11 0 10 20 30 OnSite Generation Power Systems Test Systems 19.6 6.1 12.3 31.2 5.6 2.5 07 08

Gross Profit Three months ended December 31, 2008 Gross Profit by Business Unit 12.9 29.0 19 percentage Points Gross Profit Notes Gross profit was 29.0% for the three months ended December 31, 2008, an increase of 16.1 percentage points from the comparable period in 2007. Excluding Test Systems, gross profit increased 19 percentage points from the comparable period of 2007. % % 12

Gross Profit % Notes Gross profit was 20.1% for the year ended December 31, 2008 an increase of 8.5 percentage points from the comparable period in 2007. Exclusive of Test Systems, gross profit was 19.4% for the year ended December 31, 2008, an increase of 13.7 percentage points from the comparable period in 2007. Year ended December 31, 2008 13 11.6 20.1 % Gross Profit Gross Profit by Business Unit 13.7 percentage Points

49% Cash Operating Costs Notes Cash operating costs for the three months ended December 31, 2008 include $0.2 million of costs attributable to our Test Systems business. Cash operating expenses, net of the above-noted item, were $4.2 million. R&D expenses are primarily attributable to backup power and motive power initiatives within our Power Systems business. Cash operating costs are defined as the sum of selling, general and administrative expenses and research and product development, less stock-based compensation expense and deferred compensation expense indexed our share price. This is a non-GAAP measure and may not be comparable to similar measures used by other companies. Management uses this measure as a rough estimate of the amount of fixed costs to operate the Corporation and believes this is a useful measure for investors for the same purpose. Refer to slide 21 for a reconciliation of this measure to loss from operations. Three months ended December 31, 2008 $M 4.4 8.7 14 0 5 10 2007 2008 6.6 2.7 2.1 1.7 R&D SG&A

Cash Operating Costs Year ended December 31, 2008 $M 33% 21.6 32.1 Notes Cash operating costs for the year ended December 31, 2008 include $1.2 million of costs attributable to our Test Systems business. Cash operating costs are defined as the sum of selling, general and administrative expenses and research and product development, less stock-based compensation expense and deferred compensation expense indexed our share price. This is a non-GAAP measure and may not be comparable to similar measures used by other companies. Management uses this measure as a rough estimate of the amount of fixed costs to operate the Corporation and believes this is a useful measure for investors for the same purpose. Refer to slide 21 for a reconciliation of this measure to loss from operations. 15 0 5 10 15 20 25 30 35 2007 2008 22.4 14.3 9.7 7.3 R&D SG&A

Net Loss Three months ended December 31, 2008 $M 2.0 9.5 79% Notes Cash loss includes $0.1 million of net income attributable to our Test Systems business. 16 0 2 4 6 8 10 2007 2008 1.1 0.5 8.4 1.5 Cash Loss Non-cash Loss

Net Loss $M 14.3 28.1 Year ended December 31, 2008 49.0% 17 Notes Cash loss includes $0.5 million of cash loss attributable to our Test Systems business. 0 10 20 30 2007 2008 3.8 2.0 24.3 12.3 Cash Expenses Non-cash Loss

Order Backlog Q3 Backlog Orders Received Orders Delivered Q4 Backlog OnSite Generation $ 18.5 $ 4.2 $ 8.1 $ 14.6 Power Systems 7.7 0.7 0.8 7.6 Test Systems - - - - Total $ 26.2 $ 4.9 $ 8.9 $ 22.2 As at December 31, 2008 ($M) Notes We currently expect to deliver and recognize as revenue, more than 90% of our total order backlog in 2009. 18

Balance Sheet Highlights Cash and cash equivalents, short-term investments and restricted cash $ 22.7 $ 30.6 (7.9) (25.8) Accounts and grants receivable 4.5 13.6 (9.1) (66.9) Inventories 10.1 12.7 (2.6) (20.5) Accounts payable and accrued liabilities 17.3 18.1 (0.8) (4.4) Dec. 31 2007 $ % As at December 31, 2008 ($M) Change Dec. 31 2008 19 Notes Accounts payable and accrued liabilities as at December 31, 2008 include $5.1 million to reflect facility and warranty liability accruals.

Q4 Results Change 2008 2007 $ % Revenues 8.9 11.1 (2.2) (19.8) Gross Profit 2.6 1.4 1.2 85.7 % of Revenues 29.0 12.9 Operating Expenses Selling, general and administrative 2.8 6.9 (4.1) (59.4) Research and product development 1.8 2.1 (0.4) (19.0) Windup of fuel cell test equipment business - 2.0 (2.0) (100.0) EBITDA (2.0) (9.6) 7.6 79.2 (in $ millions) Notes Q4 2008 EBITDA includes $0.1 million of income attributable to our Test Systems business. EBITDA is defined as earnings before interest, taxes, non-cash foreign exchange, and amortization. EBITDA is a non-GAAP measure and may not be comparable to similar measures used by other companies. Management uses EBITDA as a useful measure of cash flows. Refer to slide 22 for a reconciliation of this measure. 20

Reconciliation of Non-GAAP Measures Three months ended December 31, 2008 Year ended December 31, 2008 Cash Operating Costs $ 4.4 $ 21.6 Less: Gross profit (2.6) (7.9) Add: Stock-based compensation 0.1 0.7 Add: Amortization of property, plant and equipment 0.2 0.9 Add: Amortization of intangible assets 0.1 0.2 Loss from operations $ 2.2 $ 15.5 Cash Operating Costs ($M) 21

Reconciliation of Non-GAAP Measures Three months ended December 31, 2008 Twelve months ended December 31, 2008 EBITDA loss $ 2.0 $ 14.4 Add: Amortization of property, plant and equipment 0.2 0.9 Add: Amortization of intangible assets 0.1 0.3 Less: Other income (0.3) (1.3) Net loss $ 2.0 $ 14.3 EBITDA ($M) 22

Investment Thesis Energy storage of intermittent renewable power is a tremendous market opportunity Over 3.8GW of solar and 94GW of wind capacity currently installed Ability to turn intermittent/off-peak power into baseload power Comprehensive product offering encompassing all significant aspects of hydrogen energy storage and power systems Well positioned with technology, IP and product portfolio to address burgeoning markets Multi-billion dollar markets in energy storage, OnSite Generation, backup power and light mobility First mover advantages evidenced by product offering, initial orders, worldwide sales funnel and focused market engagement strategy Established pipeline of sales in each segment Order backlog of $22.2 million as at December 31, 2008 Strong track record of revenue growth Well performing OnSite Generation business provides platform for growth Market Product Sales and Marketing Financial 23

Thank you Find out more about us www.hydrogenics.com 24